SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                     Amendment No. 1 to

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                   Communication Cable, Inc.
                   _________________________
                        (Name of Issuer)

            Common Stock, par value $1.00 per share
            _______________________________________
                 (Title of Class of Securities)

                         2033781004
                      ________________
                       (CUSIP Number)


                      James Pasquarelli
        Halcyon/Alan B. Slifka Management Company LLC
                477 Madison Avenue, 8th Floor
                    New York, N.Y.  10022
     ______________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       February 22, 1996
   _______________________________________________________
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid within this statement [ ].

                      Page 1 of 7 Pages

CUSIP No. 2033781004
Schedule 13d - Amendment No. 1

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Halcyon/Alan B. Slifka Management Company LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   Not Applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          -0-
8   SHARED VOTING POWER         -0-
9   SOLE DISPOSITIVE POWER      -0-
10  SHARED DISPOSITIVE POWER    -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     -0-

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     -0-

14
TYPE OF REPORTING PERSON:

     OO-IA

                        Page 2 of 7 Pages

CUSIP No. 2033781004
Schedule 13d - Amendment No. 1

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

        Alan B. Slifka and Company, Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   Not Applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          -0-
8   SHARED VOTING POWER         -0-
9   SOLE DISPOSITIVE POWER      -0-
10  SHARED DISPOSITIVE POWER    -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     -0-

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     -0-

14
TYPE OF REPORTING PERSON:

     CO

                        Page 3 of 7 Pages

CUSIP No. 2033781004
Schedule 13d - Amendment No. 1

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Alan B. Slifka

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   Not Applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          -0-
8   SHARED VOTING POWER         -0-
9   SOLE DISPOSITIVE POWER      -0-
10  SHARED DISPOSITIVE POWER    -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     -0-

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     -0-

14
TYPE OF REPORTING PERSON:

     IN

                        Page 4 of 7 Pages

          This statement amends the Schedule 13D, dated

February 1, 1996 (the "Schedule 13D") filed by Halcyon/Alan

B. Slifka Management Company LLC ("Halcyon"), Alan B. Slifka

and Company, Limited ("ABS & Co.") and Alan B. Slifka

("Slifka"), an individual resident of the State of New York

(collectively, the "Reporting Persons") with respect to the

common stock, par value $1.00 per share (the "Common

Stock"), of Communication Cable, Inc., a North Carolina

corporation (the "Issuer"), whose principal executive

offices are located at 1378 Charleston Drive, Sanford, North

Carolina 27331.  Capitalized terms used herein without

definition shall have the meanings ascribed to them in the

Schedule 13D.



          I.   Item 5 of the Schedule 13D is amended as

follows:

          (a)  The Reporting Persons no longer beneficially

own any shares of the Common Stock.


          (b)  Not Applicable.


          (c)  Since the filing of the Schedule 13D, the

Reporting Persons have effected the following transactions

in the Common Stock:


          Shares sold by the Reporting Persons:


          Date      Number of Shares    Price per Share ($)
          __________________________________________________

          2/22/96        220,000              14

           Except as described above, no Reporting Person

has effected any transactions in the Common Stock since the

filing of the Schedule 13D.



          (d)  Not applicable.


                      Page 5 of 7 Pages

          (e)  February 22, 1996.














































                      Page 6 of 7 Pages

                         SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              HALCYON/ALAN B. SLIFKA
                                MANAGEMENT COMPANY LLC


                              By: /s/ James H. Schropp
                                  ____________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    March 7, 1996




                              ALAN B. SLIFKA AND COMPANY,
                                LIMITED


                              By: /s/ James H. Schropp
                                  ____________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    March 7, 1996



                              ALAN B. SLIFKA


                              By: /s/ James H. Schropp
                                  ____________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    March 7, 1996



                      Page 7 of 7 Pages